SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

THE NEPTUNE SOCIETY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640776  20  9

(CUSIP Number)

October 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640776 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Apogee Companies, Inc. ("Apogee"); FEIN: 95-434844

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 174,302 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 174,302 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,302 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Green Leaf Investors I, LLC; FEIN: 95-4874092

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer
The Neptune Society, Inc., a Florida corporation (the “Issuer”)

	(b)	Address of Issuer's Principal Executive Offices
4312 Woodman Avenue, Third Floor, Sherman Oaks, California 91423

Item 2.
	(a)	Name of Person Filing
The Apogee Companies, Inc. ("Apogee") and Green Leaf Investors I, LLC ("Green Leaf")

	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of Apogee and Green Leaf is 4444 Lakeside Drive, Suite 340, Burbank, California 91505.

	(c)	Citizenship
Apogee is a corporation organized under the laws of the State of California. Green Leaf is a limited liability company organized under the laws of the State of California.

	(d)	Title of Class of Securities
Common Stock, $.001 par value (the “Common Stock”)

	(e)	CUSIP Number
640776 20 9

Item 3.	If this statement is filed pursuant to Rule13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
None of the foregoing are applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	Apogee: Green Leaf:	174,302 shares of Common Stock. 311,448 shares of Common Stock (which includes 7,500 shares issuable upon exercise of warrant).

	(b)	Percent of class:
Apogee: 3.0% Green Leaf: 5.4%

	(c)	Number of shares as to which the reporting person has:
	(i)	Sole power to vote or to direct the vote
	Apogee: Green Leaf:	174,302 shares of Common Stock 311,448 shares of Common Stock (which includes 7,500 shares issuable upon exercise of warrant).

	(ii)	Shared power to vote or to direct the vote
Apogee: 0 Green Leaf: 0

	(iii)	Sole power to dispose or to direct the disposition of
	Apogee: Green Leaf:	174,302 shares of Common Stock. 311,448 shares of Common Stock (which includes 7,500 shares issuable upon exercise of warrant).

(iv) Shared power to dispose or to direct the disposition of
Apogee: 0 Green Leaf: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

See item 8 below.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The shareholders of Apogee are Roy P. Disney, Trustee of the Roy P. Disney Living Trust U/D/T November 30, 2001, and Roy P. Disney, Tom R. Camp and an independent third party, Trustees of the Roy P. Disney 2002 Grantor Retained Annuity Trust U/D/T April 23, 2002.

Green Leaf is a manager-managed limited liability company.  The sole manager is The Apogee Management Company, Inc. (“TAM”).  The sole shareholder of TAM is Roy P. Disney, Trustee of the Roy P. Disney Living Trust U/D/T November 30, 2001.  The members of Green Leaf consist of three revocable trusts for the minor children of Mr. Disney.  The two co-trustees of each of the trusts are the Chief Executive Officer and Secretary of Apogee (who also serves as the Chief Executive Officer and Secretary of TAM) and an independent third party.

There is no contract, agreement, arrangement or understanding, whether oral or written, between Apogee and Green Leaf in any way relating to the Common Stock of the Issuer.  Apogee and Green Leaf are filing this Schedule 13G together based on the relationship of Mr. Disney to the two entities but neither entity affirms the existence of a group for purposes of Section 13(a) or Section 16 of the Securities Exchange Act of 1934, as amended. See attached Exhibit A.

In May 2002, Apogee and Green Leaf jointly filed a Schedule 13G to reflect their relationship and ownership by each entity of in excess of 5% of the Issuer’s Common Stock.  The Schedule 13G then was amended in February 2003 to reflect the fact that Apogee no longer owned 5% or more of the Common Stock of the Issuer.  In August 2003, Apogee signed on its behalf and indirectly on behalf of Green Leaf a letter of intent with the Issuer providing for the acquisition of substantially all of the operating assets of the Issuer by an entity to be controlled by Apogee.  Pursuant to Rule 13d-1(e), Apogee and Green Leaf filed a Schedule 13D on August 28, 2003 to reflect their change of intent with respect to their holdings of the securities of the Issuer.  However, pursuant to a letter dated as of October 14, 2003, Apogee and the Issuer terminated the letter of intent and all further negotiations regarding the acquisition of the assets of the Issuer.  At present, neither Apogee nor Green Leaf is holding any securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.  Thus, pursuant to Rule 13d-1(h), Apogee and Green Leaf are filing this 13G to indicate that the provisions of Rule 13d-1(e) no longer apply.  Apogee owns less than 5% of the Issuer’s Common Stock and is utilizing their Schedule 13G to report the same.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, each of the undersigned entities certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2003
(Date)

THE APOGEE COMPANIES, INC.

By:	/s/ Roy P. Disney
Roy P. Disney,
Chairman of the Board

GREEN LEAF INVESTORS I, LLC
By:	The Apogee Management Company, Inc.
(Manager)

By: /s/ Tom R. Camp
Tom R. Camp,
Chief Executive Officer

Exhibit A

AGREEMENT

The undersigned persons, on December 10, 2003, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of The Neptune Society, Inc. as of the date hereof but neither affirms the existence of a group for purposes of Section 13(a) or Section 16 of the Securities Exchange Act of 1934, as amended.

THE APOGEE COMPANIES, INC.

By:		/s/ Roy P. Disney
Roy P. Disney,
Chairman of the Board

GREEN LEAF INVESTORS I, LLC
By:	The Apogee Management Company, Inc.
(Manager)

	By:	/s/ Tom R. Camp
Tom R. Camp,
Chief Executive Officer